PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Technologies & Bioressources Inc.

Reports Third Quarter Results – Record Sales and EBITDA –

Announces AMEX Filling

Laval, Quebec, Canada, April 30th, 2007, Neptune Technologies & Bioressources Inc., (TSX Venture Exchange: NTB), «Neptune» announced today its results for the third quarter ended February 28th, 2007. Also, Neptune is pleased to announce that it is in the final stages of listing on American Stock Exchange and that it has received approval of the amendment to its stock option plan.

Financial Results and Highlights:

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Third quarter ended February 28th, 2007:

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Operating revenues increased by 66% to $2,889,000 compared to $1,745,000 for the third quarter of 2006.

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EBITDA increased by 206% to $719,000 compared to $235,000 during the third quarter of 2006.

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EBITDA margin increased by 92% from 13% to 25% respectively for the quarters ending February 28, 2006 and 2007.

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Net loss from continuing operations decreased to $454,000, or $0.013 per share compared to $734,000, or $0.022 per share, before gain on settlement of debentures during the third financial quarter in 2006.

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Nine months ended February 28th, 2007:

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Operating revenues increased by 34% to $6,388,000 compared to $4,782,000 for the same period of 2006.

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EBITDA increased by 91% to $1,568,000 compared to $822,000 for the same period of 2006.

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EBITDA margin increased by 39% from 17% to 25% respectively for the nine months periods ending February 28th, 2006 and 2007.

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Net loss from continuing operations decreased by 25%, to $1,189,000, or $0.034 per share, compared to $1,578,000, or $0.045 per share, before gain on settlement of debentures during the same period in 2006.

“We are pleased with the sales growth and improved EBITDA margin we achieved for the third quarter; during this period we gained significant traction in our dietary supplement sales while we set the controls to significantly improve our operational profitability compared to last years.” stated André Godin, Vice-President, Administration and Finance for Neptune Technologies & Bioressources Inc.  “Moreover, we are excited about the growth we foresee with our potential future strategic partners” added Mr. Godin.

AMEX Filing:

Neptune is also pleased to announce that it has filed an application to list on the American Stock Exchange (AMEX).  “We expect to receive approval early next fiscal year, starting June 1st 2007. Creating easier access for U.S. investors to participate in Neptune’s success is a natural step in the Company’s evolution considering, among others, that 85% of Neptune’s sales are generated from the United States” stated Xavier Harland, Director Finance for Neptune Technologies & Bioressources Inc. “This step represents a major milestone in Neptune’s overall expansion strategy since many private and institutional US investors  have shown interest in Neptune’s business strategy and desire to support it.” added  Mr. Godin.

Stock Option Plan:

Neptune has received the final approval from TSX Venture Exchange for the amendment to its stock option plan to increase the total number of stock options available in the plan from 4,350,000 to 6,850,000 as it was decided by the board of directors of Neptune on April 20th, 2006 and approved by shareholders at Neptune’s last Annual General and Special Meeting on November 24th, 2006. On April 25th, 2007 the Board of Directors agreed to grant as of May 1st  2007, 925,000 options to directors, officers and employees of which, 525,000 will be vested to board members and top management over a period of two years. Each of these options will allow its holder to acquire a common share of Neptune at a price of $7.25 until May 1st, 2010.

About Neptune Technologies & Bioressources Inc. : http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops proprietary and potent nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Corporate Contact:

The Howard Group Inc.

Neptune Technologies & Bioressources Inc.

Grant Howard / David Gordon

André Godin

Toll Free: 1-888-221-0915

Vice-President, Administration and Finance

info@howardgroupinc.com

a.godin@neptunebiotech.com

www.howardgroupinc.com

www.neptunebiotech.com